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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
                               (AMENDMENT NO. 2)
                               (FINAL AMENDMENT)
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      INTERTRUST TECHNOLOGIES CORPORATION
                       (Name of Subject Company (Issuer))

                      INTERTRUST TECHNOLOGIES CORPORATION
                       (Name of Filing Person (Offeror))

              Options Under InterTrust Technologies Corporation's
     1995 Stock Plan, 1999 Equity Incentive Plan and 2000 Supplemental Plan
             to Purchase Common Stock, Par Value $0.001 Per Share,
                   Having an Exercise Price of $5.00 or More
                         (Title of Class of Securities)

                                  46113Q 10 9
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                  Victor Shear
               Chief Executive Officer and Chairman of the Board
                      InterTrust Technologies Corporation
                            4750 Patrick Henry Drive
                         Santa Clara, California 95054
                                 (408) 855-0100
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Bennett L. Yee, Esq.
         Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                             155 Constitution Drive
                         Menlo Park, California  94025
                                 (650) 321-2400


                           CALCULATION OF FILING FEE
                           -------------------------
        Transaction valuation*                    Amount of filing fee
        ----------------------                    --------------------

             $81,000,000                                $16,200**

   * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,300,000 shares of common stock of InterTrust Technologies Corporation having an aggregate value of $81,000,000 as of May 24, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

   **    Previously paid in connection with the initial filing of this Schedule
   TO on May 24, 2001.

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   [ ]  Check box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:    Not applicable.
   Form or Registration No.:  Not applicable.
   Filing party:              Not applicable.
   Date filed:                Not applicable.


   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ] third party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4. [ ] going-private transaction subject to Rule 13e-3. [ ] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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     This Amendment No. 2 and Final Amendment to the Tender Offer Statement on
Schedule TO (the "Schedule TO") amends and supplements the Schedule TO filed with the Securities and Exchange Commission on May 24, 2001, relating to InterTrust Technologies Corporation's ("InterTrust" or the "Company") offer to exchange options to purchase shares of its common stock, par value $.001 per share, held by certain employees, for new options to purchase shares of its common stock at a per share exercise price equal to the fair market value of one share of its common stock on the date of issuance, upon the terms and subject to the conditions in the Offer to Exchange dated May 24, 2001 ( the "Offer to Exchange").

Item 4.  Terms of the Transaction.

       Item 4 is hereby amended and supplemented as follows:

       The Offer to Exchange expired on June 22, 2001. Pursuant to the Offer to Exchange, the Company has accepted for exchange Options to purchase an aggregate of 2,763,497 shares of Common Stock. Subject to the terms and conditions of the Offer to Exchange, the Company will grant New Options to purchase shares of Common Stock in exchange for the Options accepted for exchange.

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                                   SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

                            InterTrust Technologies Corporation


                            /s/ David Ludvigson
                            -----------------------------------
                            David Ludvigson
                            President

Date: June 26, 2001


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